Exhibit 4.56

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on April 20, 2020, in connection with Fazenda Serra Grande

Parties: Irineu Parcianello and Haidê Parcianello, as Sellers; Imobiliária Cremaq Ltda., as Buyer; and Brasilagro – Companhia Brasileira de Propriedades Agrícolas as intervening-consenting party.

Purpose: The commitment to purchase a total area of 4,489.4 hectares, of which 2,904 hectares are arable, for the total price of R$25,047,000.00, to be paid as follows: (i) R$17,000,000.00 to be paid to CHS Agronegócio Indústria e Comércio Ltda, as creditor of the Sellers; (ii) R$751,410.00 to the broker for the transaction; and (iii) 7,295,590.00 to be paid to the Sellers. The Commitment to Purchase and Sale was subject to two public deeds, one in which the asset was transferred fully discharged via promissory note, and the other in which the promissory note was canceled and replaced by payment method described above.